

September 11, 2020

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
1001 Lenoir St Suite A-414
Montreal, QC H4C 2Z6

> **Re: Siyata Mobile Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed September 8, 2020**
> **File No. 333-248254**

Dear Mr. Seelenfreund:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2020 letter.

Amended Registration Statement on Form F-1 filed on September 8, 2020

Recent Developments, page 3

1. We note your response to prior comment 1. In an amended Form F-1 filed prior to requesting effectiveness, update your disclosures throughout the document to reflect the actual reverse stock split approved by your Board of Directors.

Consolidated Financial Statements, page F-1

2. We note your response to prior comment 1. Present on the face of your income statement pro forma loss per share to give effect to the reverse stock split approved by your Board of Directors. Disclose the facts and circumstances of the stock split, the

impact on your capitalization and your calculation of pro forma loss per share in a footnote to your financial statements. You should provide similar pro forma per share data within the Summary Financial Data and elsewhere where per share information is disclosed.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph M. Lucosky